Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

August 23, 2012

Alison White, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (“Transamerica”) and its Separate Account VA B (the “Registrant”) Post-Effective Amendment No. 55 to Form N-4 Registration Statement (File No. 33-33085)

Dear Mr. White:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

GENERAL COMMENTS:

1.	Given that the riders costs are the same or higher, the benefits are the same or less, and the investment restrictions are greater since there is no open allocation option, please disclose in the filing as well as to the staff why a contract owner would elect the 1.6 rider over the 1.2 rider.

Response: The RIC 1.6 rider is a new option that will be offered for sale in states where approved. The RIC 1.2 rider will not be offered in states where the RIC 1.6 rider is available. Accordingly, no contract owner will have the option to choose between purchasing the RIC 1.2 rider and the RIC 1.6 rider at the point of sale. Registrant respectfully submits that the existing disclosure regime does not require a comparison of riders currently being offered to riders that are no longer being offered. Nevertheless, the Registrant has included disclosure regarding certain key features of the RIC 1.6 rider in the “Appendix Guaranteed Lifetime Withdrawal Benefit Comparison Table,” and, in response to the staff’s comment No. 10 below, the Registrant has included the withdrawal percentage in the Appendix. Such disclosure will allow a comparison of certain key features of the RIC 1.6 rider with other lifetime withdrawal benefit riders currently offered under the contract.

The Registrant believes that the RIC 1.6 rider’s benefits and investment options will be attractive in the current market in which it is offered. In addition, the Registrant submits that an existing RIC 1.2 rider owner may decide to terminate his or her RIC 1.2 rider and purchase a RIC 1.6 rider for a number of reasons, including the availability of different investment options, the desire to reset the withdrawal base to their current policy value, and the desire for a more simplified investment and pricing structure (i.e., a structure that doesn’t involve the open allocation).

Alison White, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

August 23, 2012

2.	Also add a section clearly summarizing the differences between the two riders. Bullet points would be helpful.

Response: As noted above, the RIC 1.2 rider will not be available in states where the RIC 1.6 rider is available. The Registrant submits that prospectus disclosure comparing a new rider to other riders that are no longer available for purchase may be confusing and is not required. Nevertheless, as noted above, the Registrant has included disclosure regarding certain key features of the RIC 1.6 rider to the “Appendix Guaranteed Lifetime Withdrawal Benefit Comparison Table.” Please see pages 26 and 27.

OTHER COMMENTS:

3.	Cover Page: Please include some preliminary language in the supplement explaining the purpose of the supplement to contract owners.

Response: The disclosure has been revised. Please see page 1.

4.	Fee Table: In the preamble it says “The following hereby amends the corresponding ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES in the prospectus.” Consider revising this sentence to change the word “amends” to “replaces”.

Response: The disclosure has been revised. Please see page 1.

5.	Fund Facilitation Fee: Please supplementally advise the staff of the purpose of that fee.

Response: The Fund Facilitation Fee is an annual service charge based upon the investment values in the underlying fund portfolios. Transamerica assesses this charge to facilitate the availability of the funds associated with the fee as investment options under the contract. No portion of the fee is being passed on to the funds. The prospectus currently discloses:

“We charge a fund facilitation fee in order to make certain funds available as investment choices under the policies. We apply the fee to funds that do not provide us with the amount of revenue we require in order for us to meet our expenses and revenue targets.”

6.	Automatic Step-Up: Please confirm supplementally that the monthiversary component of the step-up is not reduced by subsequent partial surrender.

Response: The automatic step-up of the withdrawal base to the highest monthiversarySM during the prior year is not reduced by subsequent non-excess partial withdrawals.

7.	Manual Upgrades: Please revise the first sentence of the paragraph to clearly state that if an owner chooses to upgrade the withdrawal base under this option he or she must trade in the current rider for the one that is being offered at that time.

Response: The disclosure has been revised. Please see page 19 and 20.

Alison White, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

August 23, 2012

8.	Also given your disclosure that the terms and benefits of the new rider might not be as advantages as the current one, please consider changing the word “upgrade” to “reset” or something similar throughout.

Response: The disclosure has been revised. Please see page 19 and 20.

9.	Step-Up and Manual Upgrade Sections: Please clarify the advantages and disadvantages of step-up versus upgrades.

Response: The disclosure has been revised. Please see pages 19 and 20.

10.	Appendix Guaranteed Lifetime Withdrawal Benefit Comparison Table: Please include the withdrawal percentage levels for the Retirement Income Choice 1.6 Rider and the other riders summarized in the sections.

Response: The disclosure has been revised. Please see pages 26 and 27.

11.	TANDY REPRESENTATION

Please include the Tandy representation in your response to these comments.

Response: In connection with this filing, the Registrant acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the registrant may not assert this action as defense in any proceeding initiated by the Commission under the federal securities laws of the United States except to the extent otherwise legally permissible.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
Managing Assistant General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company

TRANSAMERICA LANDMARKSM VARIABLE ANNUITY

Issued Through

SEPARATE ACCOUNT VA B

By

TRANSAMERICA LIFE INSURANCE COMPANY

Supplement dated                         , 2012

to the

Prospectus dated May 1, 2012

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Transamerica LandmarkSM Variable Annuity dated May 1, 2012.

This supplement describes the new Retirement Income ChoiceSM 1.6 Rider which will be available on or about September 17, 2012.

The following is hereby added to the SUMMARY section “5. EXPENSES” in the prospectus.

If you elect the Retirement Income ChoiceSM 1.6 Rider, there is a rider fee during the accumulation phase of 0.70% to 1.55% (on an annual basis) of the withdrawal base, which is charged quarterly, depending on what designated investment options you choose. For each additional option you elect with the rider, you will be charged a quarterly fee during the accumulation phase that is also a percentage of the withdrawal base; this fee is in addition to the rider fee for the base benefit.

The following is hereby added to the SUMMARY section “10. ADDITIONAL FEATURES”~~section in the prospectus~~in the prospectus.

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “Retirement Income ChoiceSM 1.6 Rider.” If you elect the Retirement Income ChoiceSM 1.6 Rider, you must allocate 100% of your policy value in certain designated investment choices. You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

The following hereby ~~amends~~replaces the corresponding ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES in the prospecuts.

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

— (Continued)

TA AEGON U.S. Government Securities - Service Class

TA AllianceBernstein Dynamic Allocation - Service Class

TA Asset Allocation - Conservative - Service Class

~~TA Hanlon Growth and Income - Service Class~~

TA JPMorgan Core Bond - Service Class

TA JPMorgan Tactical Allocation - Service Class

~~TA PIMCO Total Return - Service Class~~

TA PIMCO Real Return TIPS - Service Class

TA PIMCO Tactical - Conservative - Service Class

TA PIMCO Total Return - Service Class

TA Vanguard ETF Index - Conservative - Service Class

Fixed Account

Transfers between the designated investment options are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) to any non-designated investment option. Within 30 days following the fifth rider anniversary (and each successive fifth rider anniversary) you can terminate this rider. Starting the next business day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

•

The earliest you can transfer (or allocate premium payments) to a non-designated investment option is the first business day after the fifth rider anniversary. You will be required to terminate the rider first. If you terminate the rider you will lose all of its benefits.

•

We can change a designated allocation group or eliminate a designated investment option at any time. If this occurs, then a policy owner will be required to reallocate values in the affected designated investment options to other designated investment options that meet the allocation requirements.

~~Manual Upgrades. You can upgrade the withdrawal base to the policy value during the 30-day period following each successive fifth rider anniversary by sending us written notice in a form acceptable to us, as long as the rider issue requirements for a new rider are met. At this time the rider withdrawal amount and, if applicable, the rider death benefit will be recalculated. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, its own rider fee percentage (which may be higher or lower than your current rider fee percentage) and its own terms and benefits (which may not be as advantageous as the current rider); and any options you elect to change or add. The new rider date will be the date the Company receives all necessary information in good order. You cannot elect a manual upgrade if the annuitant (or the annuitant’s spouse if younger and the joint option is elected) is 86 or older~~.Manual Resets. You can effectively “reset” the withdrawal base to the policy value using a manual process under which your current rider is terminated and a new rider is issued. You can only elect a reset during the 30 day periods following each successive fifth rider anniversary and if all other rider issue requirements are met. When the new rider is issued, the rider withdrawal amount and, if applicable, the rider death benefit will be recalculated. Your new rider will have a new rider date, new rider fee percentage (which may be

— (Continued)

higher than your current rider fee percentage), and its own terms and benefits (which may not be as advantageous as the current rider). The new rider date will be the date the Company receives all necessary information in good order. Please note that this “reset” procedure may be referred to as a “manual upgrade” in your policy rider and other materials.

Please note:

•	Resets, unlike automatic step-ups, occur only if you so elect during the 30 day window following each successive fifth rider anniversary.
•	Resets result in the purchase of a new rider whose terms may be more or less favorable than the current rider whereas automatic step-ups do not require termination of the existing rider and repurchase of a new rider (although fees may increase at the time of an automatic step-up).
•	Policy owners may decide to terminate an existing rider if it no longer meets their needs and then elect a new available rider that does.

Retirement Income ChoiceSM 1.6 – Additional Options

You may elect the following options with this rider (the options are not mutually exclusive):

•	Death Benefit;
•	Joint Life; and
•	Income EnhancementSM.

There is an additional fee if you elect the Death Benefit and/or the Income EnhancementSM Benefit option(s) under the rider. If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower. Furthermore, if you elect the Joint Life option in combination with the Death Benefit and/or the Income EnhancementSM Benefit option(s), then the fee for each of those additional options will be different than under the Single Life option. See “Retirement Income ChoiceSM 1.6 Rider and Additional Option Fees”.

1. Death Benefit. If you elect this rider, you can also elect to add an additional amount to the death benefit payable under the base policy, upon the death of the annuitant (or if the joint life option is selected, the annuitant’s spouse). The additional amount will be equal to the excess, if any, of the rider death benefit over the greater of any optional guaranteed minimum death benefit or the base policy death benefit. The additional amount can be zero. See “Section 8. Death Benefit.”

Rider Death Benefit. The rider death benefit on the rider date is the policy value. After the rider date, the rider death benefit is equal to:

•	the rider death benefit on the rider date; plus
•	subsequent premium payments; less
•	adjustments for withdrawals (as described under “Rider Death Benefit Adjustments,” below).

— (Continued)

The following hereby amends the corresponding sections of the table in the “Appendix Guaranteed Lifetime Withdrawal Benefit Comparison Table” section in the prospectus.

Retirement Income ChoiceSM 1.6 Rider

Benefit:

•   Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices that you select.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

•   Upgrades:

You may request by sending ~~sending~~ us written notice. If you ~~upgrade,~~ elect to manually reset, the current rider terminates and a new rider is issued (which may have a higher rider fee percentage and lower growth rate percentage.) If you have elected the joint life option under the rider, you cannot elect a manual ~~upgrade~~reset if the annuitant or ~~an~~the annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

•   Additional Options:

(1) Death Benefit Option—You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income EnhancementSM Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage increase to 150% of the non-income enhanced withdrawal percentage if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

— (Continued)

Retirement Income ChoiceSM 1.6 Rider
Availability: • Younger than age 86 (unless state law requires a lower maximum issue age)

Charge:

(1) for Base Benefit only—0.70% to 1.55% annually (single and joint life) of withdrawal base deducted on each rider quarter;

(2) with Death Benefit Option—0.40% (single life) or 0.35% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee;

(3) with Income EnhancementSM Option—0.30% (single life) or 0.50% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee.

Investment Restrictions: • You must allocate 100% of your policy value to one or more investment options that we designate.
Withdrawal Percentages (Single Life):

0-58	0.0%
59-64	4.0%
65-79	5.0%
80+	6.0%
Withdrawal Percentages (Joint Life):

0-58	0.0%
59-64	3.5%
65-79	4.5%
80+	5.5%

— (Continued)

The following is hereby added to the table in the “Appendix Guaranteed Lifetime Withdrawal Benefit Comparison Table” section in the prospectus.

Living Benefits Rider	Income LinkSM Rider	Retirement Income MaxSM Rider
Withdrawal Option:	Withdrawal Percentages (Single Life):	Withdrawal Percentages (Single Life):
5% For Life - Policyholder can	7 yr option - 5% for 7 years and 4%	For riders issued on or after
withdraw up to 5% of the 5% For	thereafter	December 12, 2011.
Life total withdrawal base each year	6 yr option - 6% for 6 years and 4%	0-58	0.0%
starting with the rider anniversary	thereafter	59-64	4.3%
following the annuitant’s 59th	5 yr option - 7% for 5 years and 4%	65-79	5.3%
birthday until at least the later of the	thereafter	80+	6.3%
death of the annuitant or the time	4 yr option - 8% for 4 years and 4%
when the 5% For Life Minimum	thereafter	For riders issued before December
Remaining Withdrawal Amount has	3 yr option - 9% for 3 years and 4%	12, 2011.
reached zero.	thereafter	0-58	0.0%
	2 year option - 10% for 2 years and	59-64	4.5%
	4% thereafter	65-74	5.5%
		75+	6.5%
Withdrawal Option:	Withdrawal Percentages (Joint	Withdrawal Percentages (Joint
	Life):	Life):
7% Principal Back - Policyholder can	7 yr option - 4.5% for 7 years and	For riders issued on or after
withdraw up to 7% of the 7%	3.5% thereafter	December 12, 2011.
Principal Back total withdrawal base	6 yr option - 5.5% for 6 years and	0-58	0.0%
per year until at least the time at	3.5% thereafter	59-64	3.8%
which the 7% Principal Back	5 yr option - 6.5% for 5 years and	65-79	4.8%
minimum remaining withdrawal	3.5% thereafter	80+	5.8%
amount has reached zero.	4 yr option - 7.5% for 4 years and
	3.5% thereafter	For riders issued before December
	3 yr option - 8.5% for 3 years and	12, 2011.
	3.5% thereafter	0-58	0.0%
	2 year option - 9.5% for 2 years and	59-64	4.1%
	3.5% thereafter	65-74	5.1%
		75+	6.1%